Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: August 12, 2005

On August 12, 2005, the New York Stock Exchange, Inc. (“NYSE”) issued the following bulletin to its members:

DATE:	August 12, 2005

TO:	NYSE Members

FROM:	Richard P. Bernard

On July 21, we sent to you and filed with the SEC our registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus. The S-4 contains information required by the SEC’s disclosure requirements, as well as a great deal of additional information. When updated after SEC review, it will provide Members with the information that they need to vote on the Archipelago merger.

Prior to July 21, meritless and costly litigation had sought to force our premature, selective and piecemeal disclosure of the S-4’s information. That litigation would have required fragmented disclosure before your Board of Directors had an opportunity to approve the S-4 and make several key changes and decisions on merger provisions that you told us that you cared about. Fortunately, we avoided that premature and selective disclosure, assuring that all Members received the same information at the same time and within the federally-mandated context. We have also moved to dismiss the litigation. We are supported in our motion by the nearly 400 of you who submitted petitions to the Court explaining that the six plaintiff Members do not represent you.

Nevertheless, in the interim, we are now obliged to produce or make available to the six plaintiff Members several thousand pages of additional documents. While we believe that the S-4 contains all the information that is material to your vote, we will not permit selective disclosure.

Accordingly, we are making these additional documents available to all Members in two ways. We are including as exhibits to this bulletin (which will be available on our website, nyse.com/merger) several additional documents not included among the more than 500 pages of exhibits to the S-4. These documents include, among other things, notes and other materials the Board used in considering the transaction, excerpts of the January and February Board minutes, Board meeting agendas, and examples of spread sheets prepared by the NYSE staff and Goldman Sachs. A complete list of these documents appears at the end of this bulletin. We believe that these documents contain no material information not included in the S-4. Please note that, in a few cases, we have not posted documents because they were prepared for the Exchange by third parties subject to confidentiality provisions or expectations.

We are making available to members for inspection at the Exchange all of the materials not posted on nyse.com/merger. Members who wish to view these documents should contact Mary Yeager, Acting Corporate Secretary, at (212) 656-2062. If you avail yourselves of the opportunity to review these documents, please bear in mind your obligations to your co-Members regarding appropriate use of Exchange documents, and that the law permits you to inspect the Exchange’s books and records solely for proper purposes of the Exchange and your interest in the Exchange.

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, containing a preliminary joint Proxy statement/prospectus regarding the proposed transaction. The Registration Statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This bulletin (including the documents accompanying this bulletin) shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this bulletin (including the documents accompanying this bulletin) may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving the NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of the NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this bulletin or the date of the documents accompanying this bulletin, as applicable. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this bulletin or the date of the documents accompanying this bulletin, as applicable. The documents accompanying this bulletin were not prepared with a view toward public disclosure.

The NYSE, Archipelago, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This bulletin (including the documents accompanying this bulletin) shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Waiver of Privilege

Certain of the documents accompanying this bulletin contain excerpts from minutes of meetings of the board of directors of the NYSE. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

Exhibit List

Exhibit A.	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on January 6, 2005

Exhibit B.	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on February 3, 2005

Exhibit C.	Agendas for the Meetings of the Board of Directors of the New York Stock Exchange, Inc. Held on April 7, 15, 18, 19 and 20, 2005

Exhibit D.	Letter, dated April 15, 2005, from Mary Yeager to the Board of Directors of the New York Stock Exchange, Inc. (including Archipelago Holdings’ Roadshow Presentation)

Exhibit E.	Resume of Walter Dellinger (included with materials sent to the Board of Directors of the New York Stock Exchange, Inc. for its Meeting on April 15, 2005)

Exhibit F.	Minutes of the Meeting of the Audit Committee of the Board of Directors of the New York Stock Exchange, Inc. Held on April 18, 2005 and April 20, 2005, and Letter Agreement, dated April 20, 2005, among Ernst & Young LLP, New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

Exhibit G.	Director Questions Regarding the Archipelago Transaction; Draft Q&A, dated April 19, 2005, Regarding the Archipelago Transaction for the Meeting of the Board of Directors of the New York Stock Exchange, Inc.

Exhibit H.	Memo, dated April 19, 2005, from Richard G. Ketchum to the Board of Directors of the New York Stock Exchange, Inc. Regarding Regulation.

Exhibit I.	New York Stock Exchange, Inc.’s Deal Rollout (including Press Materials, Talking Points, Public Policy Approach)

Exhibit J.	Excerpts from Joint Valuation Model developed by the New York Stock Exchange, Inc. and Archipelago Holdings, Inc. with the assistance of Goldman, Sachs & Co.

Exhibit K.	Excerpts from Financial Analysis of the New York Stock Exchange, Inc. Regarding Proposed Transaction